UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number 333-209744

TODOS MEDICAL LTD.

(Translation of registrant's name into English)

1 Hamada Street Rehovot, Israel 2244427 Tel: (011) (972) 8-633-3964

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Entry into a Material Definitive Agreement.

Amendment to Convertible Bridge Loan Transaction

Background

On February 27, 2019, we entered into a convertible bridge loan agreement (“Loan Agreement”), and issued notes and warrants relating thereto, to obtain an aggregate loan of $1,350,500 (the “Loan Amount”) from several private lenders, including DPH Investments Ltd., a holder of approximately 11.5% of the Registrant (“Lenders”). The Loan Amount is expected to be used for our working capital needs and to finance our activities through the consummation of a proposed public offering and our planned uplisting to the NASDAQ Capital Market.

The Loan Amount, which had an original issue discount of ten percent (10%), bears interest at a flat rate of ten percent (10%), and matures on August 27, 2019. The loan is convertible after the maturity date into ordinary shares of the Company at a conversion price equal to 70% of the average closing bid price of our ordinary shares in the five days prior to the conversion. In the event we default under the Loan Agreement, the conversion price will be reduced to 60% of the average closing bid price of our ordinary shares in the 15 days prior to the conversion.

As part of the Loan Agreement, we are issuing to each Lender a convertible promissory note (the “Note”) and an ordinary share purchase warrant for the purchase of ordinary shares (the “Warrant”).

The Warrant provides each Lender with 25% warrant coverage, with the warrant exercise price to be equal to the offering price in our proposed public offering, or, in the event the Loan Amount is converted into ordinary shares, the warrant exercise price will be equal to the applicable closing bid price of our shares at the time of the conversion of the Loan Amount. The term of the Warrant is three years from the date of the determination of the exercise price. The Warrant may be exercised by cash payment or through cashless exercise by the surrender of warrant shares having a value equal to the exercise price of the portion of the warrants being exercised.

The Loan Agreement and the Note contain events of default, including, among other things, failure to repay the Loan Amount by the maturity date, and bankruptcy and insolvency events, that could result in the acceleration of the Lenders’ right to convert the Loan Amount into ordinary shares.

Amendment

On March 10, 2019, we entered into an amendment to the convertible bridge loan agreement (“Amendment”). The Amendment provides for a 10% penalty if we repay the loan prior to the maturity date. In addition, we agreed to grant the Lenders an additional 25% warrant coverage, under the same terms as the original warrant, but with a warrant exercise price equal to 150% of the closing bid price of our shares on the day prior to the closing of the bridge loan transaction.

A copy of the Amendment is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The foregoing descriptions of the terms and conditions of the Loan Agreement, the Note, and the Warrant are qualified in their entirety by reference to the full text of the Loan Agreement, the Note, and the Warrant.

We issued the new warrants under the exemptions from registration provided by Section 4(2) of the Securities Act of 1933. We expect that any issuance of our ordinary shares pursuant to the terms of the new warrants will be exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and regulations promulgated thereunder. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Lenders had adequate access, through their relationships with us, to information about us.

Our ordinary shares to be issued in the event of conversion of the Loan Amount and upon exercise of the new warrants will not be registered under the Securities Act, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Financial Statements and Exhibits.

The following Exhibits are filed as part of this Report.

Exhibit Number	Description

4.1	Amendment to Convertible Bridge Loan Agreement, dated February 27, 2019

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.
By:	/s/ Dr. Herman Weiss
Name: Dr. Herman Weiss
Title: Chief Executive Officer

Date: March 12, 2019

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